437 Madison Avenue

New York, New York 10022-7001

(212) 940-3000

Fax: (212) 940-3111

Jennifer C. Kurtis

Direct Dial: (212) 940-3779

Direct Fax: (866) 262-5177

E-Mail: jkurtis@nixonpeabody.com

August 25, 2009

BY EDGAR AND HAND DELIVERY

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Addus HomeCare Corporation

Registration Statement on Form S-1

File No. 333-160634

Dear Mr. Reynolds:

This letter is submitted on behalf of Addus HomeCare Corporation (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s registration statement on Form S-1 (File No. 333-160634) (the “Registration Statement”), as set forth in your letter to Mark S. Heaney dated August 14, 2009. We are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in response to such comments, to update the financial statements and other financial information to June 30, 2009 and for other necessary changes. We have included with this letter two copies of such filing, one of which has been marked to show changes from the Registration Statement as originally filed on July 17, 2009.

For reference purposes, the text of each comment contained in your letter dated August 14, 2009 has been reproduced herein, followed by the Company’s response. All references to page numbers in the text of this letter refer to pages in Amendment No. 1, as marked to show changes from the Registration Statement as originally filed on July 17, 2009.

General

1.	Prior to effectiveness, please have a Nasdaq representative call the staff to confirm that your securities have been approved for listing.

RESPONSE: The Company will arrange to have a Nasdaq representative call the Staff to confirm that its shares of common stock have been approved for listing prior to effectiveness.

2.	Prior to the effectiveness of the company’s registration statement, please inform us as to whether the amount of compensation allowable or payable to the underwriters have received clearance by the Financial Industry Regulatory Authority.

RESPONSE: Prior to effectiveness, the Company will request the staff of the Financial Industry Regulatory Authority to contact the Staff and advise that it does not object to the amount of compensation allowable or payable to the underwriters in connection with the offering being registered under the Registration Statement (the “Offering”).

3.	We will process your amendments without price ranges. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

RESPONSE: The Company acknowledges that the Staff will need sufficient time to process amendments to the Registration Statement once a price range is included and the material information now appearing blank has been provided. The Company understands that the effect of the price range on disclosure may cause the Staff to raise issues on areas not previously commented on.

4.	You indicate that your convertible Series A preferred stock holders, Eos Funds and Freeport Loan Fund, LLC, intend to convert their shares into common stock prior to the completion of this offering. Please clarify whether this is a binding agreement or if the conversion is discretionary. For example, we note that footnote seven to the financial statements indicates that automatic or mandatory conversion would occur upon consummation of an IPO “meeting predetermined qualifying thresholds.” It is unclear what these thresholds are and whether this IPO will meet these thresholds.

RESPONSE: Pursuant to the Company’s Restated Certificate of Incorporation, as currently in effect (the “Restated Charter”), each share of series A convertible preferred stock will convert automatically into shares of the Company’s common stock upon the consummation of the first firm commitment underwritten public offering pursuant to an effective registration statement filed on Form S-1 resulting in aggregate net proceeds to the Company of not less than $50,000,000 and a per share price of not less than $300 per share of common stock (as adjusted for any stock dividends, combinations, forward or reverse splits, recapitalizations and related transactions with respect to such shares) (a “QIPO”). The Company does not currently believe that the Offering will constitute a QIPO, as the per share price is not expected to meet the qualifying threshold. Accordingly, the Company does not expect that the outstanding shares of series A preferred stock will automatically convert as a result of the Offering. However, pursuant to the Restated Charter, each holder of shares of the Company’s series A convertible preferred stock has the right, at such holder’s option, to convert such shares into shares of the Company’s common stock. Each of the Eos Funds and Freeport Loan Fund LLC has executed a binding undertaking pursuant to which it irrevocably elected to convert all of its shares of series A convertible preferred stock into shares of common stock of the Company, effective immediately prior to the consummation of the Company’s initial public offering of its common stock. Amendment No. 1 has been revised to clarify the foregoing. See pages 28, 42, 49, 65, 119, 124 and 125.

5.	We note that you intend to have a new credit facility to replace your existing credit facility upon completion of this offering. Please clarify whether this entering into the credit facility is a condition of this offering. Also, to the extent that you have an understanding regarding the terms of the credit facility, please disclose the material terms.

RESPONSE: The execution of a credit agreement providing for the new credit facility and the initial drawdown thereunder are expected to occur substantially concurrently with the closing of the Offering. The consummation of the Offering will not occur unless the lenders under the new credit facility are prepared to fund the initial drawdown thereunder substantially concurrently with the completion of the Offering. The disclosure has been revised to reflect the foregoing. See page 71. The Company is currently negotiating with Fifth Third Bank (Chicago) and has received a Summary of Indicative Terms and Conditions with respect to this new credit facility, the material terms of which are described on page 71 of Amendment No. 1. The Company intends to seek a commitment letter with respect to the new credit facility and will disclose the commitment that it receives in a subsequent amendment to the Registration Statement.

Summary Historical and Pro Forma Consolidated Financial and Other Data, page 7 and Selected Historical Consolidated Financial and Other Data, page 32

6.	We note your use of non-GAAP financial measure “adjusted EBITDA” which excludes stock based compensation and several other recurring items. It appears that you have eliminated recurring items to smooth earnings. As such, it appears that this non-GAAP financial measure is not in compliance with Item 10(e) of Regulation S-K. Your current disclosures do not demonstrate the usefulness of these measures and how they are used to evaluate performance considering that several of the items appear to be recurring in your ongoing operations. Accordingly, please remove the presentation of this measure or tell us how your presentation complies with Item 10(e) of Regulation S-K. Refer to “Frequently asked Questions Regarding the Use of Non-GAAP Financial Measures” as issued by the Commission and Item 10(e) of Regulation S-K for detailed guidance.

RESPONSE: The Company believes that the disclosure of the non-GAAP financial measure Adjusted EBITDA complies with the requirements of Item 10(e) of Regulation S-K. The Staff’s comment refers to the elimination of “stock based compensation and several other recurring items” (emphasis added). The Company notes that the only item that has been added back to Adjusted EBITDA is stock-based compensation expense. The Company acknowledges that stock-based compensation expense is a recurring item; however, the Company notes that in the response to Question 8 of its Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, the Staff stated as follows: “Further, while there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance.” The Company has reviewed carefully the disclosures required by the response to Question 8 and has revised the disclosure on pages 11, 12, 36 and 37 to provide information that is tailored and responsive to the five disclosure items listed in that response to Question 8. The Company believes that its disclosure is otherwise responsive to the requirements of Item 10(e) of Regulation S-K, as the disclosure provides: a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP (in this case, net income); a quantitative reconciliation of the differences between the non-GAAP financial measure (Adjusted EBITDA) disclosed with the most directly comparable financial measure (net income); disclosure of the reasons why management believes that the presentation of the non-GAAP financial measure provides useful information to investors regarding the Company’s financial condition and results of operations; and disclosure of the additional purposes for which management uses the non-GAAP financial measure. Item 10(e) provides an exception for EBIT and EBITDA from the prohibition in Item 10(e)(1)(ii)(A) and the quantitative reconciliation in the Registration Statement provides a reconciliation to net income consistent with the Staff’s position in Question 14 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures as issued by the Commission. In addition, the Company has eliminated the adjustment to EBITDA for income from discontinued operations. Finally, the Company has revised the disclosure in Note (3) on pages 12 and 37 to make clear that the items in the table under the table reconciling Adjusted EBITDA to net income were not adjusted from net income in calculating Adjusted EBITDA.

Risk Factors, page 13

7.	Please remove the reference to “other risks not currently known to us or that we currently consider immaterial.” All material risks should be described in this section. If risks are not deemed material, then they should not be referenced.

RESPONSE: The reference to “other risks not currently known to us or that we currently consider immaterial” has been removed. See page 13.

8.	Please revise to clarify the term “prospective pay services” used in the fourth risk factor on page 18.

RESPONSE: The risk factor has been revised to clarify that the Company has historically generated a substantial portion of its net service revenues from Medicare and certain other payors on an episodic, prospective basis, and that if the Company were to generate a larger proportion of its net service revenues from managed care providers, which reimburse the Company on a fee-for-service or per visit basis, its margins could decline. See pages 18 - 19.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Liquidity and Capital Resources, page 64

9.	We note your disclosure that your primary sources of liquidity are cash from operations and borrowings under your credit facility. Considering (i) your cash used from operations for the period ended March 31, 2009 of approximately $1.1 million, (ii) your available borrowings under your credit facility of $3.6 million, (iii) your current maturities of long-term debt of $7.1 million and (iv) recent delays in the collection of accounts receivable (as noted in your disclosures on pages 14 and 46), please provide a robust discussion of how you plan to fund operations and satisfy your obligations for the for the next twelve months.

RESPONSE: As noted in our response to Comment 5, the Company intends to enter into a new credit facility with Fifth Third Bank upon the completion of the Offering. After the entry into this new credit facility, the completion of the Offering and the application of the proceeds of the Offering as described under the heading “Use of Proceeds,” the Company anticipates having sufficient availability under the new credit facility which, when taken together with cash from operations, the Company believes will be sufficient to cover the Company’s working capital needs for at least the 12-month period following the Offering. The disclosure has been revised in accordance with Staff’s comment. See pages 65 - 66.

10.	Please revise your Liquidity and Capital Resources section on page 64 to address how your 11 acquisitions over the past three years were funded.

RESPONSE: The Liquidity and Capital Resources section has been revised to disclose that the Company’s 11 acquisitions over the past three years were funded with cash on hand, the issuance of acquisition-related notes payable and borrowings under the Company’s credit facility of $45.0 million in the successor period of 2006, $9.0 million in 2007 and $5.7 million in 2008. See page 65.

Outstanding Accounts Receivable, page 67

11.

Considering the significance of your third party payors, please expand your disclosures to include in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. state, local and other government programs, Medicare, Medicaid, commercial, and private duty). We would expect state, local, and other government programs to be separately classified from any other grouping. If your billing system does not have the capacity to provide such an aging schedule of your receivables by payor classification, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

RESPONSE: The disclosure has been revised in accordance with the Staff’s comment. See pages 68 - 69.

12.	We note that you have recorded an allowance for doubtful accounts of 4.9%, 5.2% and 4.5%, for the periods ended March 31, 2009, December 31, 2008 and December 31, 2007, respectively. Please (i) state the steps you take in collecting accounts receivable, (ii) disclose your policy with respect to determining when a receivable is recorded as bad debt and when a write-off is recorded, and (iii) clarify the threshold (amount and age) for account balance write-offs. If applicable tell us, both qualitatively and quantitatively, the factors that led to changes in accounting estimates related to individual account write-offs.

RESPONSE: The disclosure has been revised to state that the Company establishes its allowance for doubtful accounts to the extent it is probable that a portion or all of a particular account will not be collected. The Company estimates its allowance for doubtful accounts primarily on receivable aging trends. These estimates rely on historical collection trends for large payors or remaining payor groups. In its evaluation of these estimates, the Company also considers delays in payment trends in individual states due to budget or funding issues, resubmission of bills with required documentation and ongoing disputes with specific payors. The Company’s collection procedures include review of account agings and direct contact with our payors. The Company does not use collection agencies. Any uncollectible amount is written off to the allowance account when we have determined the balance will not be collected. Amendment No. 1 has been revised to reflect the foregoing. See page 68. With respect to accounting estimates, no factors have occurred during the years ended December 31, 2006, 2007, 2008 and the six months ended June 30, 2009 that have led to changes in accounting estimates related to individual account write-offs related to prior years.

Critical Accounting Policies and Estimates

Revenue Recognition, page 70

13.	In regards to your home health segment revenues for each period presented, please quantify and disclose the amount of changes in estimates of prior period net PPS adjustments that you recorded during the current period. For example for 2008, this amount would represent the difference between the RAP recorded and amortized and the net PPS adjustments for services provided in 2007 and the settlement amount that was recorded during 2008. In addition, please discuss how your estimates of third-party payer revenue affect your financial statements and how any changes therein could also affect the financial statements.

RESPONSE: During the years ended December 31, 2006, 2007 and 2008 and the six months ended June 30, 2009, the Company did not record any significant changes in estimates of prior period net PPS adjustments. This disclosure has been added to page 72 and the Company’s significant accounting policies in its annual and interim financial statements on pages F-11 and F-42, respectively.

Accounts Receivable and Allowance for Doubtful Accounts, page 70

14.	We note your disclosure that your credit risk is limited due to the significance of Medicare and state agency payors. Considering that approximately 69% of your 2008 revenues are generated by Medicare and state agency payors (as disclosed on page 13) and that each of those payors are proposing cuts to their budgets, please tell us how that affects your credit risk and your ability to collect outstanding balances. Revise your disclosures as appropriate.

RESPONSE: Amendment No. 1 includes disclosure to the effect that President Obama’s proposed fiscal 2010 budget outline indicates potential Medicare reimbursement rate reductions, which the Company expects would impact a portion of its business that represented approximately 12% of its net service revenues in 2008. See pages 15, 47 and 84. Amendment No. 1 also includes disclosure that state budget deficits may in the future delay reimbursement, which would adversely affect the Company’s liquidity. See pages 4, 13, 14, 47 and 65. However, the Company does not believe the impact of budget cuts will adversely affect its credit risk or its ability to collect outstanding balances from government payors. While budget constraints have resulted in an increase in the Company’s open receivables balance, the Company has no reason to believe those receivables will not be paid in full, albeit on a delayed basis in some cases.

The disclosure has been revised on pages 73, F-11 F-12 and F-42 to state that the Company establishes its allowance for doubtful accounts to the extent it is probable that a portion or all of a particular account will not be collected. The Company estimates its allowance for doubtful accounts primarily on receivable aging trends. These estimates rely on historical collection trends for large payors or remaining payor groups. In its evaluation of these estimates, the Company also considers delays in payment trends in individual states due to budget or funding issues, resubmission of bills with required documentation and ongoing disputes with specific payors. During the years ended December 31, 2006, 2007 and 2008 and the six months ended June 30, 2009, the Company had no significant adjustments to the allowance for doubtful accounts related to prior periods. While the Company regularly monitors state budget and funding developments for the states in which it operates, the Company considers losses due to state credit risk on outstanding balances as remote.

Our Business, page 74

15.	Please revise to discuss your efforts to integrate your acquisitions into your business.

RESPONSE: The disclosure has been revised to discuss the Company’s efforts to integrate its acquisitions into its business. See page 82.

16.	Throughout the Prospectus Summary and the Business sections you refer to many statistics about your industry by USAA, NAHC, Georgetown University, AARP, etc. Please cite to specific reports, including the title, date, and author. Also, please indicate where this information may be obtained by the public.

RESPONSE: The disclosure has been revised in accordance with the Staff’s comment. See pages 2, 78, 83 and 85.

17.	Please state for each of the last three fiscal years the amount or percentage of total revenue contributed by any class of similar services (i.e. in-home personal care and assistance, skilled nursing, etc.) which accounted for 10% or more of consolidates revenue in any of the last three fiscal years. See Item 101(c)(1)(i) of Regulation S-K.

RESPONSE: The disclosure has been revised on page 81 to disclose the Company’s net service revenues attributable to services provided by its home & community services division and home health services division for the predecessor period of 2006, the successor period of 2006, 2007 and 2008. The Company typically receives reimbursement for services provided by its home & community services division on an hourly basis, and for services provided by its home health division on a 60-day episodic basis. Many different types of specific services may be provided within each such hour, for home & community services, or each such episode, for home health services. Accordingly, the Company is unable to state the amount or percentage of total revenue contributed by specific services because services provided per hour or per episode may include a variety of different services, and the Company does not bill third party payors differently for a varying mix of services within each division. Since the Company is unable to break down revenue derived from specific services to a more granular level, the Company believes that the disclosure of the percentage of net service revenues by division is responsive to Item 101(c)(1)(i) of Regulation S-K.

18.	Please revise to clearly describe and explain how the “integrated service delivery model,” see page 74, operates.

RESPONSE: The disclosure has been revised to explain that the Company’s integrated service delivery model enables its consumers to access services from both its home & community services and home health services divisions, thereby receiving the full spectrum of their social and medical homecare service needs from a single provider. See pages 1 and 77.

19.	On page 75, you reference the rapidly growing private market. Please revise to define the “private market” and explain how it differs from your “private duty” business.

RESPONSE: The disclosure has been revised to clarify that the private duty market is the market to which the Company provides private duty services. Accordingly, references to the private market in Amendment No. 1 have been revised to instead refer to the “private duty market.” See pages 2 and 78.

20.	Please revise to provide a definition or description of “homecare aides” on page 87 and whether they work in both of your divisions. This description should include a general discussion of the education, certification, and/or licensure requirements of your homecare aides. Similarly, please discuss the training, if any, provided to your employees.

RESPONSE: The disclosure has been revised in accordance with the Staff’s comment. See page 91.

Executive Compensation, page 94

21.	Please revise to identify the source of your “market data” and “general industry survey” that you use to establish an initial range of overall compensation, as describe on page 96. We also note the reference to using this information to establish a targeted compensation range and that you seek to compensate your executives “near the mean for similar officers of companies with gross revenues similar” to yours. This appears to be benchmarking. Therefore, please identify the specific companies used in this report(s). See Item 402(b)(2)(xiv) of Regulation S-K.

RESPONSE: Amendment No. 1 identifies the names of the surveys from which the “market data” and “general industry survey data” have been derived. See page 100. In addition, the disclosure has been revised to further clarify that the Company does not engage in benchmarking against any specific companies, and thus that no specific companies can be named. The surveys themselves that are used by the Company are summary reports that only list the 25th percentile, 50th percentile and 75th percentile of compensation for groups of companies, which are broken down by quantitative and qualitative categories. These categories include geographic location (e.g., north central region, great lakes region, Illinois, Chicago, etc.), industry (e.g., all non-manufacturing, all services (excluding financial), health care, etc.), employees (e.g., between 10,000 and 12,000 full-time employees), annual revenue range and sector (public or private).

22.	Provide a more detailed discussion of how you determine the base salary for your named executives. To the extent the specific performance areas referred to on page 97 were considered in determining whether a merit increase in base salary was warranted, provide a more detailed discussion of the specific performance areas and factors considered. In addition, discuss the specific weight for each performance area. Also, disclose the specific guidelines, the failure of which would result in Mr. Wright not receiving the 5% increase set forth in the employment agreement. Lastly, we note the increase in Mr. Diamond’s base salary due to an employment agreement. Please disclose the terms of the employment agreement, as they relate to base salary. See Item 402(b)(1)(v) of Regulation S-K.

RESPONSE: The disclosure has been revised to clarify that the determination of base salaries is a negotiated process, and to set forth the protocol for that process, including the factors used to determine the initial salary offer made by the Company. See page 101. The disclosure has also been revised to state the specific areas of performance considered in determining a merit-based salary increase, as well as the weighting for each such area of performance. See pages 101 - 102. As noted in the revised disclosure, there are no specific guidelines for determining whether Mr. Wright has failed to perform the duties of his position, which may then result in Mr. Wright not receiving his contractual 5% base salary increase. See page 111. The disclosure has been revised to include the term of Mr. Diamond’s employment agreement that mandated a $5,000 base salary increase in 2008. See page 111.

Certain Relationships and Related Party Transactions, page 114

23.	Please revise to provide disclose the terms of the management consulting agreement that will result in Eos Management earning its one-time advisory fee in connection with this offering.

RESPONSE: The Company and its subsidiary, Addus HealthCare, Inc. (“Addus HealthCare”), intend to enter into an agreement pursuant to which, effective prior to the consummation of the Offering, the Management and Consulting Agreement between Eos Management, Inc. and Addus HealthCare will be terminated. In addition, in lieu of an advisory fee, pursuant to a consent fee agreement to be entered into among the Company and the Eos Funds prior to the Offering, the Company will pay a consent fee to the Eos Funds or their respective designee(s) following the completion of the Offering in consideration for their agreement to waive certain of their rights under the Company’s stockholders’ agreement and registration rights agreement to permit the Offering to be completed, to convert their shares of series A preferred stock into shares of the Company’s common stock immediately prior to the completion of the Offering and to accept dividend notes in respect of the accrued and unpaid dividends thereon in lieu of cash. Disclosure to the foregoing effect has been included in Amendment No. 1 on pages 118 - 119. Copies of such agreements will be filed as exhibits to the Registration Statement by amendment.

24.	Please revise your description of the formation of Addus Holdings and the acquisition of Addus Heathcare, Inc. on page 112 to clarify that Addus Holdings is Addus Homecare Corporation and Addus Healthcare, Inc. is its subsidiary. Also, please clarify the purchase price for Addus Healthcare, Inc. and how the Contingent Payment Agreement factored into the acquisition.

RESPONSE: The disclosure has been revised in accordance with the Staff’s comment. See pages 117 and 120.

Description of Capital Stock, page 119

25.	We note your statement that “All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.” The statement that these shares are “fully paid and nonassessable” is a legal conclusion that the company is not qualified to make. Either attribute this statement to counsel and file counsel’s consent to be named in this section, or delete your statement.

RESPONSE: The statement that “All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable” has been deleted in response to the Staff’s comment. See page 125.

Addus Homecare Corporation

Audited Consolidated Financial Statements

General

26.	Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X and provide updated consents with any amendment.

RESPONSE: The Staff’s comment relating to the financial statement updating requirements of Rule 3-12 of Regulation S-X has been addressed by the inclusion of the Company’s unaudited interim consolidated financial statements for the six months ended June 30, 2009.

Notes to Consolidated Financial Statements

1.	Significant Accounting Policies

Basis of Presentation, page F-10

27.	We note from your disclosure on page 112 that Addus Holdings was formed in July 2006 to acquire Addus HealthCare. Please tell us about the ownership of Addus Holdings prior to the merger with Addus HealthCare. In your response, clarify the level of common ownership, if any, between both entities prior to the merger.

RESPONSE: The disclosure has been revised in accordance with the Staff’s comment. See pages 117 and F-10.

28.	We note from your disclosure on page 112 that as part of the acquisition transaction, Mark S. Heaney and W. Andrew Wright III and his family exchanged shares of common stock of Addus Healthcare for shares of Addus Holdings valued at $528,500 and $8,909,000, respectively. Tell us how you determined the fair value of the shares of Addus Healthcare that were exchanged.

RESPONSE: The fair value of the shares of Addus HealthCare that were exchanged by Mr. Heaney and Mr. Wright and his family were determined by reference to the per share price payable for shares of Addus HealthCare, which was based on the aggregate purchase price paid by the Company for the shares of Addus HealthCare acquired (which was derived from arms’ length negotiations), divided by the total number of outstanding shares of Addus HealthCare.

2.	Acquisitions, page F-17

29.	We note from your disclosure that for all your acquisitions during 2007 and 2008, you acquired certain assets of agencies and recorded goodwill and certain intangible assets. Considering you acquired only certain assets, tell us how the recognition of goodwill is appropriate. Please tell us and disclose the percentage of equity interests, if any, acquired and the primary reasons for the acquisitions; include a detailed discussion of the factors that contributed to the purchase price. In your response, please provide us with your analysis of Article 11-01(d) of Regulation S-X in concluding that the 2007 and 2008 acquisitions were business acquisitions instead of the acquisition of assets.

RESPONSE: The Company acquired 11 agencies since September 19, 2006 that management believes meet the definition of a business under Article 11-01(d) of Regulation S-X. As a result of these acquisitions, the nature of the revenue producing homecare services for the acquired agencies remained substantially unchanged before and after the acquisition. Substantially all of the facilities, workforce and related consumer base remained in place after the acquisitions. The Company also purchased the agency licenses in connection with these acquisitions, including all related customer contracts and agreements, which allowed the Company to continue to have operating rights in each of the applicable states. The Company does not make many changes to the acquired agencies after the acquisition other than system integration, training, new management personnel, if required, and introduction to the Company’s policies and procedures. The disclosure in Note 2 has been revised to indicate that the Company actually acquired the agency businesses and not “certain” assets. See pages F-17 - F-18 and F-47 - F-48.

9.	Stock Options, page F-28

30.	We note that you have used the simplified method to estimate the expected life of your stock options. Considering that your options generally vest over a 5 year period and expire in 10 years, it appears that the expected life of your options is inconsistent with your disclosure on page F-30 (i.e. estimated useful lives of 3-5 years). Refer to SAB 107 for further guidance. Please revise or advise.

RESPONSE: The Company historically has not issued many stock options to its employees, and the stock options that were issued during the period from September 19, 2006 through December 31, 2008 were issued to 14 officers of the Company. One grant was issued with a 12-month vesting period, and the remaining stock options were issued to 13 officers with five-year vesting periods with 20% vesting on each anniversary of the date of grant. In accordance with SAB 107, the Company has revised the disclosure to reflect an expected life of three years for the one officer with a 12-month vesting period, and a five year expected life for the other 13 officers. See page F-30.

31.	We note your exercise price of $100 and $110, for options granted in 2006, 2007 and 2008. Considering that you do not have an active market for your shares, please provide a detailed discussion of how you determined the fair market value for your shares for each reporting period and revise your disclosures as appropriate.

RESPONSE: The Company granted the following options in 2006, 2007 and 2008:

Date of Grant	Number of Options	Number of Grantees	Per Share Exercise Price
September 19, 2006	27,757	1	$100

December 7, 2006(a)	42,080	7	$100

April 3, 2007	7,205	3	$100

May 12, 2008(a)	2,082	1	$100

August 6, 2008	7,551	2	$110

Total:	86,675	14

(a)	The following options were subsequently forfeited:

December 7, 2006:	10,410
April 3, 2007:	2,000

On September 19, 2006, the Company acquired all of the outstanding common stock of Addus HealthCare in a transaction negotiated on an arms’ length basis with an unaffiliated third party. The Company financed a portion of the acquisition with the proceeds of the issuance of its securities, including (a) 28,940 shares of its series A preferred stock to Eos Capital Partners III, L.P. in exchange for aggregate consideration of $28,940,000; (b) 8,310 shares of its series A preferred stock to Eos Partners SBIC III, L.P. in exchange for aggregate consideration of $8,310,000; and (c) 500 shares of its series A preferred stock to Freeport Loan Fund LLC in exchange for aggregate consideration of $500,000. Each share of series A preferred stock is convertible into shares of the Company’s common stock at a ratio of 1:10, and the original stated amount of each share of series A preferred stock is $1,000 per share. Accordingly, as of September 19, 2006, the Company took a conservative approach in determining the fair market value of a share of its common stock to be $100, the implied conversion price of its series A preferred stock, and not discounting that value to take into account the liquidation and other rights granted to the preferred stock. There was no material change in the Company’s business through December 7, 2006 that would warrant any change in the value of the Company’s common stock, which, as noted, was already conservatively valued at the same fair value as the Company’s preferred stock. The options granted through December 7, 2006 – within three months of the closing – constitute over 80% of the options (69,837 of 86,675 options) that the Company had granted as of June 30, 2009 and 80% of the options (59,509 of 74,465 options) of the Company that remain outstanding.

The Company granted a total of 16,838 options in 2007 and 2008. The Company did not consider these grants to be material to its results of operations in light of the small amounts involved. As a result, the Company did not engage an external valuation expert since the cost of doing so would likely have been disproportionate in light of the value of the options granted. The

Company developed an internal valuation model to approximate the guideline public company method of valuation, that utilizes a guideline company’s EBITDA results. As a result of its review, the Company applied a multiple to trailing twelve-month EBITDA to determine the enterprise value of the Company. The Company then allocated the enterprise value on a liquidation basis to determine the fair market value per share of its common stock for purposes of determining the exercise price of options granted in 2007 and 2008. The resulting fair value of the Company’s common stock was determined to be $100 for the options granted in 2007 and on May 12, 2008 and $110 for the options granted on August 6, 2008.

32.	We note your disclosure that you have not estimated forfeitures for your stock option grants based on your expectations. Considering that 4,164 and 8,246 options were forfeited in 2007 and 2008, respectively, please tell us the factors used by management in determining the amount of forfeitures related to each option grant and revise your disclosures as appropriate. Refer to paragraph 80 of SFAS 123(R) for further guidance.

RESPONSE: The Company historically has not issued many stock options to its employees, and the stock options that were issued during the period from September 19, 2006 through December 31, 2008 were issued to 14 officers of the Company. The forfeitures during 2007 and 2008 resulted from the departure of three officers. Management’s expectation for stock options issued to executive-level employees is that each officer will provide services to the Company over the requisite service period, which is the five-year vesting period on the stock option grants. Based on the very small population of employees that were granted stock options, management believes that a zero forfeiture rate is appropriate for the grants issued from September 19, 2006 through December 31, 2008. In the future, as the Company begins to issue stock options to non-executive-level employees, it will re-assess its forfeiture rates.

If the Company were to estimate a forfeiture rate based on the three executives who forfeited their stock options during 2007 and 2008, the adjustment would be insignificant to the consolidated financial statements, as the Company recorded total stock compensation of $944,000 and $272,000 for the years ended December 31, 2007 and 2008, respectively.

33.	It appears that you have not provided the minimum disclosure requirements for share-based payments (i.e. required disclosures for each period an income statement is presented including 2006, weighted average grant-date fair value of options, recognized tax benefit related to compensation costs, etc.). Refer to paragraph A240 of SFAS 123(R) for further guidance on the minimum required disclosures and revise your disclosures accordingly.

RESPONSE: The disclosure for share-based payments has been revised to provide required disclosures as noted in paragraph A240 of SFAS 123(R). See pages F-29 - F-30.

Addus HomeCare Corporation

Unaudited Condensed Consolidated Financial Statements for the Period Ended March 31, 2009

General

34.	Please revise your interim financial statements to conform to any changes made in the annual financial statements as a result of our comments above.

RESPONSE: The interim financial statements conform to the changes made in the annual financial statements as a result of the Staff’s comments above.

Other Regulatory

35.	We note you provided pre-acquisition financial statements for several acquisitions during 2007 (F-53 - F-84). Please tell us why these financial statements are included in your registration statement, including your underlying calculations for determining significance (Refer to Article 3-05 of Regulation S-X). In addition, provide your basis for exclusion of pre-acquisition financial statements for other acquisitions that were consummated during 2007 and 2008.

RESPONSE: In determining the significance of acquired entities, the Company applied Staff Accounting Bulletin No. 80, “Application of Rule 3-05 in Initial Public Offerings” (“SAB 80”). In applying SAB 80, the Company assessed the combined significance of businesses acquired in 2007 and 2008, using the tests of significance outlined in SAB 80. A copy of the Company’s assessment is attached hereto as Exhibit A. As a result of this assessment, it was determined that certain pre-acquisition audited financial statements for SuCasa Personal Care, LLC, Desert PCA of Nevada, LLC, Vegas Valley Personal Care, LLC and Greater Vegas Personal Care, LLC should be included in the Registration Statement. In addition, as a result of this assessment, all other acquired entities were deemed to be insignificant, and accordingly, pre-acquisition financial statements for other acquisitions that were consummated during 2007 and 2008 were excluded.

Part II

Item 16. Exhibits and Financial Statement Schedules, page II-3

36.	We note that many of your exhibits have not been filed. Please note that we review, and frequently comment upon, these agreements. Accordingly, in order to facilitate your review, please ensure that these exhibits are filed as soon as practicable.

RESPONSE: Exhibits 10.17, 10.17(a), 10.17(b) and 10.17(c) have been filed with Amendment No. 1, as well as the Exhibits referenced in the response to Comment 37 below. Exhibits 1.1, 3.3, 3.5 and 4.1, together with the form of the new credit facility, the consent fee agreement and the dividend note, together with other documents contemplated in the Exhibit Index to be filed by amendment, will be filed as soon as these documents are available.

37.	We note that you have omitted most of the annexes, exhibits, and schedules to the credit agreement and its amendments filed as Exhibits 10.8, 10.8(a), 10.8(b), 10.8(c), 10.8(d), 10.8(e), 10.8(f), 10.8(g). Please file the exhibits in their entirety.

RESPONSE: The exhibits to the credit agreement and its amendments have been filed in their entirety in accordance with the Staff’s comment.

38.	Please advise us whether any of your agreements with state and local governments to provide services are material agreements subject to Item 601 of Regulation S-K. We note that a significant amount of your business is derived from contracts with state and local authorities in Illinois, Nevada, California, and Washington.

RESPONSE: None of the Company’s agreements with state and local governments to provide services are material contracts for the purposes of Item 601 of Regulation S-K. By way of explanation, while the Illinois Department on Aging is the Company’s largest payor client, accounting for 31.6% of the Company’s total net service revenues in 2008, services the Company provides to its consumers that are reimbursed by the Illinois Department on Aging are provided pursuant to over 45 contracts with the Illinois Department on Aging. The Company’s largest single payor contract is with the Riverside County (California) Department of Social Services, which accounted for approximately 6.6% of the Company’s net service revenues in 2008. Furthermore, each of the Company’s payor contracts is of a type that ordinarily accompanies the kind of business conducted by the Company, and have been entered into in the ordinary course of business. Accordingly, no single agreement constitutes a material agreement for the purposes of Item 601 of Regulation S-K.

*    *    *    *    *

Thank you for your assistance regarding this matter. Please contact Lloyd H. Spencer at (202) 585-8303 or the undersigned at (212) 940-3779 with any further comments or questions you may have.

Sincerely,

/S/ JENNIFER C. KURTIS
Jennifer C. Kurtis

cc:	Mr. Bill Kearns

Mr. Raj Rajan

Edwin S. Kim, Esq.

Pamela Howell, Esq.

Mr. Mark S. Heaney

Mr. Francis J. Leonard

Mr. Mark L. First

Mr. Simon A. Bachleda

Colin J. Diamond, Esq.

Dominick P. DeChiara, Esq.

Lloyd H. Spencer, Esq.

Exhibit A

ADDUS HOLDING CORPORATION

SAB 80 Analysis

					Significance
Acquired Entity	Date of Acquisition	Purchase Price	12/31/08 Assets	2008 Pretax Income	Purchase Price	12/31/08 Assets	2008 Pretax Income	Highest Level	10% Test	20% Test	40% Test

Pro Forma Totals for Addus @ 12/31/08		135,748,367	135,748,367	5,154,486

2007 Acquisitions
Guardian Care Services	03/16/07	467,822	472,245	(228,084)	0.3%	0.3%	-4.4%	4.4%		(B )	4.4%
Health Care Angels	05/04/07	384,952	555,191	(157,373)	0.3%	0.4%	-3.1%	3.1%		3.1%	3.1%
SuCasa/Desert PCA	07/29/07	3,728,094	3,719,548	360,210	2.7%	2.7%	7.0%	7.0%		7.0%	7.0%
Silver State	10/15/07	2,079,961	2,275,672	(138,297)	1.5%	1.7%	-2.7%	2.7%		2.7%	2.7%
Greater Vegas/Vegas Valley	11/13/07	3,340,539	2,199,743	292,693	2.5%	1.6%	5.7%	5.7%		5.7%	5.7%

2008 Acquisitions
A Full Life Agency	04/01/08	4,411,292	5,548,095	(41,525)	3.2%	4.1%	-0.8%	4.1%	(A )	4.1%	4.1%
Down East Health Care	06/09/08	1,209,894	1,518,562	(214,725)	0.9%	1.1%	-4.2%	4.2%	4.2%	4.2%	4.2%
New Life Personal Care	06/16/08	1,463,780	824,288	45,791	1.1%	0.6%	0.9%	1.1%	1.1%	1.1%	1.1%
Awakened Alternatives	09/25/08	539,061	550,605	(139,551)	0.4%	0.4%	-2.7%	2.7%	2.7%	2.7%	2.7%

									8.0%	30.5%	34.9%

(A)	Excluded as the business was included in the Company’s audited results for at least nine months.
(B)	Excluded as the business was included in the Company’s audited results for at least 21 months.